Exhibit 99.35

Form 51-102F3

Material Change Report

Item 1                 Name and Address of Company

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company” or “RWB”)

810-789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2                 Date of Material Change

August 19, 2020 and August 21, 2020

Item 3                 News Release

The new releases were filed on SEDAR, disseminated through the facilities of GlobeNewswire     and

posted to the Issuer’s disclosure hall with the Canadian Securities Exchange (the”CSE”).

Item 4                 Summary of Material Change

On August 19, 2020 the Company announced that it has entered into an agreement with PI Financial Corp. and Eight Capital to act as co-lead underwriters, on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters agreed to purchase, on a bought deal basis pursuant to a short form prospectus offering, an aggregate of 20,000,000 units of RWB (the "Units") at a price of $0.75 per Unit (the "Offering Price") for aggregate gross proceeds of $15,000,000 (the "Offering").

On August 21, 2020, the Company announced that, in connection with its previously announced bought deal offering, RWB and the Underwriters have agreed to increase the size of the Offering (the "Upsized Offering"). The Underwriters will now place, on an underwritten bought deal basis, 29,000,000 Units at the Offering Price for aggregate gross proceeds of $21.75 million. In connection with Upsized Offering, the Company granted the Underwriters an option (the "Upsized Over-Allotment Option"), exercisable in whole or in part at any time for a period of 30 days following the closing date of the Upsized Offering, to increase the Upsized Offering by up to an additional 15% of the Upsized Offering for additional gross proceeds of up to $3.26 million for total aggregate gross proceeds of $25.01 million, assuming the full exercise of the Upsized Over-Allotment Option. The Upsized Over-Allotment Option may be exercised in whole or in part at any time up to 30 days following the closing date of the Upsized Offering, for any number of Units, Unit Shares (as defined below), Warrants (as defined below), or any combination thereof at a price equal to the Offering Price for a Unit and a price to be agreed upon for the Unit Shares and / or Warrants.

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Item 5                 Full Description of Material Change

5.1        Full Description of Material Change

On August 19, 2020, the Company announced the Offering.

Each Unit shall consist of one common share of the Company (each, a "Unit Share") and one transferable common share purchase warrant (each such warrant, a "Warrant"). Each Warrant shall be exercisable into one common share at an exercise price of $1.00 per common share for a period of 24 months from the closing date (the "Warrant Shares" or together with the Unit Shares, "Shares"). Following the closing date, if the daily volume weighted average trading price of the common shares of the Company on the CSE for any 10 consecutive days equals or exceeds $1.50, the Company may, upon providing written notice to the holders of the Warrants, accelerate the expiry date of the Warrants to the date that is 30 days following the date of such written notice.

In light of the Offering, the Company no longer intends to rely on the blanket exemption order set out in BCI 51-517 – *Temporary Exemption from Certain Corporate Finance Requirements with Deadlines during the Period from June 2 to August 31, 2020* of the British Columbia Securities Commission (and similar exemptions provided by the securities commissions of other provincial and territorial regulators) with respect to the filing of the Company's interim financial statements and management's discussion and analysis for the period ended June 30, 2020. The Company anticipates it will file such financial information in the normal time frame.

On August 21, 2020, the Company announced the Upsized Offering and Upsized Over-Allotment Option.

The Company agreed to pay a cash commission of 6.0% of the gross proceeds of the Upsized Offering and will issue to the Underwriters Compensation Options equal to 6.0% of the aggregate number of Units sold under the Upsized Offering (in each case including any exercise of the Upsized Over-Allotment Option). The Compensation Options will be exercisable into Units at a price per Compensation Option equal to the Offering Price for a period of 24 months from the closing of the Upsized Offering.

The Company intends to use the net proceeds of the Upsized Offering for working capital and general corporate purposes.

The Units will be offered by way of a short-form prospectus in all provinces of Canada except Quebec, and such other additional jurisdictions as agreed to by the Company and the Underwriters. The Upsized Offering is expected to close on or about September 15, 2020, or such other date as agreed between the Company and the Underwriter, and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including the approval of the CSE.

The press releases containing this information shall not constitute an offer to sell or the solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the

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United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

5.2        Disclosure for Restructuring Transactions

Not applicable.

Item 6                 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                 Omitted Information

Not applicable.

Item 8                 Executive Officer

Theo van der Linde, Chief Financial Officer

Phone: 604‐687‐2038

Item 9                Date of Report

August 28, 2020

Schedule "A"

Red White & Bloom and Avicanna enter into exclusive partnership for the distribution and commercialization of Pura H&W CBD-based Topical Products in the United States

Schedule "B"

Red White & Bloom Secures USD $20 Million Dollar Supply Agreement with Critical 39 for Fiscal 2020

Schedule C

RED WHITE & BLOOM BRANDS EXERCISES RIGHT TO ACQUIRE PHARMACO OF ISCHIGAN

Schedule “D”

RED WHITE & BLOOM BRANDS SIGNS BINDING LETTER OF INTENT TO ACQUIRE 100% OF PLATINUM VAPE

Schedule “E”

RED WHITE & BLOOM APPOINTS CNBC MARKET ANALYST STEVEN GRASSO AS BUSINESS ADVISOR